Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

Outstanding Shares of Common Stock

of

ACR GROUP, INC.

at

$6.75 Per Share

by

COCONUT GROVE HOLDINGS, INC.

a wholly-owned subsidiary of

WATSCO, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, AUGUST 3, 2007, UNLESS EXTENDED AS DESCRIBED IN THIS OFFER.

THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED JULY 3, 2007 AMONG WATSCO, INC. (“WATSCO”), COCONUT GROVE HOLDINGS, INC. (THE “PURCHASER”) AND ACR GROUP, INC. (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY BY UNANIMOUS RESOLUTION HAS, AMONG OTHER THINGS, (I) DECLARED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (III) RECOMMENDED THAT THE SHAREHOLDERS OF THE COMPANY TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE “SHARES”) OF THE COMPANY, WHICH, TOGETHER WITH THE SHARES SUBJECT TO A SALE AND SUPPORT AGREEMENT (THE “COMMITTED SHARES”) ENTERED INTO BETWEEN THE PURCHASER, WATSCO AND THE EXECUTIVE OFFICERS OF THE COMPANY AND CERTAIN OF THEIR RESPECTIVE AFFILIATES (THE “SALE AND SUPPORT AGREEMENT”), REPRESENTS AT LEAST TWO-THIRDS OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING (OR SUCH LESSER AMOUNT AS MAY BE DETERMINED BY WATSCO AND PURCHASER, PROVIDED THAT SUCH AMOUNT WILL NOT BE REDUCED TO LESS THAN A MAJORITY WITHOUT THE CONSENT OF THE COMPANY), AND (2) ANY WAITING PERIODS OR APPROVALS UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED, BEEN TERMINATED OR BEEN OBTAINED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE “INTRODUCTION” AND “THE OFFER —SECTION 15”.

IMPORTANT

Any shareholder of the Company desiring to tender Shares in the Offer should either:

(i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile thereof) together with the certificates representing tendered Shares and all other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Book-Entry Delivery”; or

(ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Guaranteed Delivery”.

Questions and requests for assistance may be directed to BNY Mellon Shareowner Services at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from BNY Mellon Shareowner Services or from brokers, dealers, banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

July 9, 2007

i

SUMMARY TERM SHEET

Securities Sought:	All issued and outstanding shares of common stock, par value $0.01 per share, of ACR Group, Inc., other than the Committed Shares (as defined below).

Price Offered Per Share:	$6.75 in cash, without interest, less any required withholding taxes.

Scheduled Expiration of Offer:	5:00 p.m., New York City time on Friday, August 3, 2007, unless extended as anticipated and described herein. See “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 16—Regulatory Approvals”.

Purchaser:	Coconut Grove Holdings, Inc., a wholly-owned subsidiary of Watsco, Inc.

The following are some of the questions that you, as an ACR Group, Inc. shareholder, may have and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Coconut Grove Holdings, Inc. We are a wholly-owned subsidiary of Watsco, Inc., a Florida corporation. We are a Texas corporation formed for the purpose of acquiring all of the shares of common stock of ACR Group, Inc.

Watsco is one of the largest distributors of air conditioning and heating products in the United States and is listed on the New York Stock Exchange under the symbol “WSO”.

Unless the context indicates otherwise, we will use the terms “us,” “we”, “our” and the “Purchaser” in this Offer to Purchase to refer to Coconut Grove Holdings, Inc. and “Watsco” to refer to Watsco, Inc. We will use the term “ACR” or the “Company” to refer to ACR Group, Inc. See “Introduction” and “The Offer—Section 9”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, of ACR, other than the Committed Shares as defined below. Unless the context requires otherwise, we refer to each share of ACR common stock as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay $6.75 per share in cash, without interest, less any required withholding taxes. See “Introduction” and “The Offer—Section 1”.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, bank, trust company or other nominee, and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

How much is required to close the transactions contemplated by the merger agreement?

We estimate that we will need approximately $117 million to consummate all of the transactions contemplated by the merger agreement, including approximately $79 million to purchase shares tendered in the offer and the Committed Shares, $35 million to repay ACR’s outstanding indebtedness and $3 million to pay all related fees and expenses.

What are the sources for funding this amount?

Watsco is considering several sources of funding with its commercial banks, including, for example, an expansion of its existing credit facility, entering into a new credit facility and other alternatives. Watsco reasonably believes that it will obtain this financing prior to the expiration of the offer.

Is your financial condition relevant to my decision to tender in the offer?

We are offering to acquire your shares solely for cash; accordingly, we do not think our financial condition is relevant to your decision whether to tender in the offer.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•

there being validly tendered and not withdrawn before the expiration of the offer a number of shares of ACR, which, together with the Committed Shares (as defined below), represents at least two-thirds of the total number of shares then outstanding (or such lesser number as may be determined by Watsco and Purchaser, provided that such amount will not be reduced to less than a majority without the consent of the Company) (the “Minimum Condition”); and

•	any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained.

The offer is also subject to other conditions. See “The Offer—Section 15”.

Is there an agreement governing the offer?

Yes. ACR, Watsco and Purchaser have entered into a merger agreement dated July 3, 2007. The merger agreement provides, among other things, for the terms and conditions of the offer and the merger of Purchaser into ACR. See “The Offer—Section 13—The Merger Agreement.”

What does the Board of Directors of ACR think of the offer?

The Board of Directors of ACR has, among other things, unanimously:

•	declared that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are in the best interests of the shareholders of the Company;

•	approved and declared advisable the merger agreement and the transactions contemplated thereby; and

•	recommended that the Company shareholders tender their shares pursuant to the offer and, if required by applicable law, adopt the merger agreement and approve the merger.

See “Introduction”.

Have any shareholders previously agreed to sell their shares to us?

Yes. All of the executive officers of ACR and certain of their respective affiliates (A. Stephen Trevino, Anthony R. Maresca, Alex Trevino, Jr. and DST Investments) have entered into sale and support agreements to sell their shares (the “Committed Shares”) to us for $6.75 per share following the offer, subject to limited exceptions. Collectively, the Committed Shares represent approximately 26% of the outstanding shares. See “The Offer—Section 13—Sale and Support Agreement”.

How long do I have to decide whether to tender in the offer?

You will have at least until 5:00 p.m., New York City time, on Friday, August 3, 2007 to tender your shares in the offer.

Can the offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the offer beyond Friday, August 3, 2007 in the following circumstances:

•

from time to time, until the earliest to occur of (x) the satisfaction or waiver of the conditions to the offer, (y) the date that is four months following the date of the merger agreement, and (z) the reasonable determination by Watsco that the conditions to the offer cannot be satisfied on or prior to that date; and

•	for any period as is required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or required by applicable law.

In addition, we may elect to provide one or more “subsequent offering periods” for the offer, if, as of such date, the shares validly tendered and not withdrawn pursuant to the offer, together with the Committed Shares, constitute less than 90% of the then outstanding shares. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining shareholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1”.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform BNY Mellon Shareowner Services, the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer—Section 1”.

How do I tender my shares?

To tender your shares, you must deliver the certificate or certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to BNY Mellon Shareowner Services not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three American Stock Exchange (“AMEX”) trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer—Section 3”.

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired. You may not, however, withdraw shares tendered during any subsequent offering period, if applicable. See “The Offer—Section 4”.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services while you have the right to withdraw the shares. See “The Offer—Section 4”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer that are dependent upon the expiration or termination of applicable waiting periods or the receipt of governmental approvals as described in “The Offer—Section 16”. See “The Offer—Section 2”.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See “The Offer—Section 2”.

Will the offer be followed by a merger if all the shares subject to the tender offer are not tendered in the offer?

If we acquire at least two-thirds of the outstanding shares of ACR, we expect to be merged with and into ACR in accordance with the terms of the merger agreement. If the merger described above takes place, all remaining shareholders (other than us, certain holders of restricted shares and shareholders properly exercising their dissenters’ rights) will be entitled to receive the same amount of cash per share that they would have received had they tendered their shares in the offer, without interest. Therefore, if such merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering shareholders will be paid earlier. See “The Offer—Section 12—Purpose of the Offer; Plans for the Company”.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if we do not acquire sufficient Shares in the offer, such that, together with the Committed Shares, we do not own at least 90% of ACR’s outstanding shares, we have the option, subject to limitations, to purchase from ACR up to a number of additional shares sufficient to cause us to own at least 90% of the shares then outstanding at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option”. The top-up option cannot be exercised if such exercise would require shareholder approval under applicable law or regulations or if the number of top-up option shares would exceed the number of authorized but unissued shares of ACR’s common stock. If we exercise the top-up option, we will be able to effect a short-form merger under Texas law, which means that we may effect the merger without any further action by the shareholders of ACR.

If shares are purchased in the offer and I decide not to tender, how will my shares be affected?

Following the purchase of shares in the offer, we expect to consummate the merger and, following the merger, ACR no longer will be publicly owned. If for some reason the merger does not take place, the number of shareholders of ACR and the number of shares of ACR which are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on AMEX or on any securities exchange and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, ACR may cease making filings with the SEC or otherwise being required to comply with the SEC’s rules relating to publicly held companies. See the “Introduction” and “The Offer—Section 7”.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if we proceed with the merger, appraisal rights will be available to holders of shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Texas law. A holder of shares must properly perfect its right to seek appraisal under Texas law in connection with the merger in order to exercise appraisal rights under Texas law. See “The Offer—Section 12—Dissenters’ Rights.”

If you successfully complete your offer, what will happen to ACR’s board of directors?

If we acquire shares constituting the Minimum Condition, under the merger agreement Watsco will be entitled to designate representatives to serve on ACR’s board of directors in proportion to our ownership of Shares following such purchase. In such case, ACR has agreed to use its reasonable best efforts to cause Watsco’s designees to be elected or appointed to its board of directors in such number as is proportionate to Watsco’s share ownership.

What is the market value of my shares as of a recent date?

On July 3, 2007, the last full trading day before the announcement of our intention to commence the offer, the last reported sale price of ACR common stock reported on AMEX was $4.60 per share. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender in the offer.

What are the material U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer may be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer—Section 5”.

Who can I talk to if I have questions about the offer?

You can call BNY Mellon Shareowner Services, the information agent for the offer, at (201) 680-6579 (collect) or (877) 206-7049 (toll-free). See the back cover of this Offer to Purchase.

To the shareholders of ACR Group, Inc.:

INTRODUCTION

We, Coconut Grove Holdings, Inc., a Texas corporation (the “Purchaser”) and a wholly-owned subsidiary of Watsco, Inc. (“Watsco”) are offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of ACR Group, Inc., a Texas corporation (the “Company”), other than the Committed Shares, at a purchase price of $6.75 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). “Committed Shares” means the 3,122,819 shares of Common Stock beneficially owned as of June 29, 2007 by all of the Company’s executive officers and certain of their respective affiliates which the holders have agreed to sell to Watsco and Purchaser for $6.75 per share following the offer pursuant to sale and support agreements between such shareholders, the Purchaser and Watsco (the “Committed Shares”). The Committed Shares represent approximately 26% of ACR’s outstanding shares of Common Stock. There are 8,778,196 Shares eligible for tender in the Offer.

Shareholders of record who have Shares registered in their own names and tender directly to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary” or “Information Agent”), will not have to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to backup withholding under the U.S. federal income tax laws. See “The Offer—Section 3—Backup Withholding”. We will pay the charges and expenses of the Depositary incurred in connection with the Offer. See “The Offer—Section 17”.

We are making the Offer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated July 3, 2007 among Watsco, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, we will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Watsco. In the Merger, each outstanding Share (other than 373,001 restricted shares held by certain officers and key employees of the Company and its subsidiaries (the “Converted Company Restricted Shares”) and the Dissenting Shares (as defined below)) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in Section 13 entitled “Transaction Documents” of this Offer to Purchase.

The Board of Directors of the Company (the “Company Board”) has unanimously, among other things, (i) declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to be in the best interests of the shareholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the Company’s shareholders tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Houlihan, Lokey, Howard & Zukin, Inc. (“Houlihan Lokey”), the Company’s financial advisor, has delivered to the Company Board its written opinion dated June 28, 2007 to the effect that, as of that date, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Houlihan Lokey containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the

Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and will be mailed to shareholders of the Company. We recommend that you read the full text of the opinion carefully.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Committed Shares, represents at least two-thirds of the aggregate number of Shares outstanding at the expiration of the Offer (or such lesser number as may be determined by Watsco and Purchaser, provided that such amount will not be reduced to less than a majority without the consent of the Company) (the “Minimum Condition”) and (ii) any waiting periods or approvals under applicable antitrust laws, including the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the regulations promulgated thereunder, having expired, been terminated or been obtained. The Offer is also subject to other conditions. See “The Offer—Section 15”.

If by 5:00 p.m., New York City time, on Friday, August 3, 2007 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)) any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, the Purchaser will extend the Expiration Date for an additional period or periods, from time to time until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond the date that is four months after the date of the Merger Agreement, or if Watsco reasonably determines that any unsatisfied condition is incapable of being satisfied prior to such date. The Purchaser will also extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or required by law applicable to the Offer. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.

The Company has represented in the Merger Agreement that, as of June 29, 2007, there were 12,063,765 shares of Common Stock issued and outstanding (of which an aggregate of 662,752 shares were restricted shares). None of Watsco or the Purchaser currently beneficially owns any Shares except insofar as the Sale and Support Agreements described in the “Sale and Support Agreement” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Each of Watsco and the Purchaser disclaims any such beneficial ownership. Based on the foregoing, and assuming that no shares of Common Stock were issued by the Company after June 29, 2007, the Minimum Condition will be satisfied if the Purchaser would acquire at least 8,042,510 Shares in the Offer, including the 3,122,819 Committed Shares. See Section 1 entitled “Terms of the Offer” and Section 13 entitled “Transaction Documents” of this Offer to Purchase.

If we accept for payment and pay for the number of Shares constituting the Minimum Condition, the Merger Agreement provides that Watsco will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Watsco currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate certain of its executive officers or executive officers of its subsidiaries to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided or will be provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. The Purchaser and Watsco currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors and officers of the Purchaser will be directors and officers of the Company.

Consummation of the Merger is subject to a number of conditions, including adoption of the Merger Agreement by the shareholders of the Company, if such adoption is required under applicable law or regulation, and the Purchaser’s purchase of Shares pursuant to the Offer. Under Article 5.16 of the Texas Business Corporation Act (the “Texas Law”), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Watsco and the Purchaser would be able to effect the Merger without a vote of the Company’s shareholders. If we do not acquire at least 90% of the outstanding Shares, including the Committed Shares, Watsco and the Purchaser would have to seek approval of the Merger Agreement and the Merger by the Company’s shareholders at a meeting of the Company’s shareholders. Approval of the Merger Agreement and the Merger at such a meeting would require the affirmative vote of holders of at least two-thirds of the voting power of all Shares entitled to vote. Thus, if we acquire, through the offer or otherwise, voting power with respect to at least two-thirds of the then outstanding Shares, we would have sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Company.

The Company has granted the Purchaser an irrevocable option (the “90% Top-Up Option”) to purchase up to that number of Shares (the “90% Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Watsco and any of its subsidiaries (including Purchaser) immediately following consummation of the Offer and the Committed Shares, would constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the 90% Top-Up Option Shares) at a purchase price per 90% Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, the 90% Top-Up Option would not be exercisable if the aggregate number of Shares issuable upon exercise of the 90% Top-Up Option, plus the aggregate number of then-outstanding Shares, would exceed the number of authorized Shares or if the issuance of Shares pursuant to the 90% Top-Up Option would require approval of the Company’s shareholders under applicable law or regulation.

The Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn.

Watsco, the Purchaser and the Company have agreed in the Merger Agreement that the Purchaser will extend the Offer (a) if at the Expiration Date any of the conditions to the Purchaser’s obligation to accept Shares for payment (including the expiration of all waiting periods and receipt of all approvals under applicable antitrust laws) are not satisfied or waived, from time to time until the earliest to occur of (i) the satisfaction or waiver of these conditions, (ii) the date that is four months after the date of the Merger Agreement (the “End Date”), provided that the inability to satisfy such condition does not result from any breach of any provision of the Merger Agreement by Watsco or the Purchaser and (iii) the reasonable determination by Watsco that these conditions cannot be satisfied on or prior to the End Date, and (b) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of each tendering shareholder to withdraw his or her Shares.

The Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that in the Merger Agreement, the Purchaser has agreed that it will not, without the consent of the Company, (a) decrease the number of shares subject to the Offer, (b) decrease or change the form of the consideration to be paid for Shares pursuant to the Offer, (c) waive the Minimum Condition below that number of Shares that, together with the Committed Shares, represents a majority of all shares of Common Stock then outstanding, (d) add to the conditions set forth in “The Offer—Section 15”, (e) extend the Offer except as set forth in the Merger Agreement or (f) otherwise amend the Offer in a manner materially adverse to the holders of Shares.

The Offer is subject to the conditions set forth in “The Offer—Section 15”, which include, among other things, satisfaction of the Minimum Condition and any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. We believe the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 4,919,691. All of the Company’s executive officers and certain of their respective affiliates, beneficially owned as of June 29, 2007, 3,122,819 Shares and have agreed to sell to Watsco and Purchaser such Shares (the “Committed Shares”) for $6.75 per share following the Offer pursuant to sale and support agreements between such shareholders, the Purchaser and Watsco (each, a “Sale and Support Agreement”). The Committed Shares represent approximately 26% of ACR’s outstanding shares of Common Stock. See Section 13 entitled “Transaction Documents” of this Offer to Purchase.

If any condition to the Offer is not satisfied on or prior to the Expiration Date, subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser (i) shall not be required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, (iii) may terminate or amend the Offer as to Shares not then paid for, provided that any amendment of the Offer in a manner materially adverse to the holders of Shares would require the Company’s approval) and (iv) may, and expressly reserves the right to, waive such condition (other than the Minimum Condition below that number of Shares that, together with the Committed Shares, represents a majority of all shares of Common Stock then outstanding) and purchase all Shares validly tendered and not withdrawn prior to the Expiration Date.

Except as set forth above, and subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price or amend the Offer in any respect. If we change the percentage of Shares being sought or change the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such change is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. For purposes of this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in “The Offer—Section 4”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, such announcement to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer and acceptance of the Shares tendered in the Offer and not withdrawn, we may, but are not obligated to, include one or more subsequent offering periods to permit additional tenders of Shares (a “Subsequent Offering Period”) if, as of the commencement of each such period, there shall not have been validly tendered and not withdrawn pursuant to the Offer and any prior Subsequent Offering Period, together with the Committed Shares, that number of Shares necessary to permit the Merger to be effected without a meeting of shareholders of the Company, in accordance with Article 5.16 of Texas Law. Pursuant to Rule 14d-11 under the Exchange Act, we may include any Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) we accept and promptly pay for all Shares validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in any Subsequent Offering Period, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to shareholders tendering Shares in a Subsequent Offering Period, if one is included.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend any Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

In connection with the Offer, the Company has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related

Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment; Payment.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions that are dependent upon the receipt of governmental approvals set forth in “The Offer—Section 15”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental approvals. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares properly tendered and accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3”. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Watsco reserved the right to transfer or assign, in whole or from time to time in part, to one or more of its wholly-owned subsidiaries the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three American Stock Exchange (“AMEX”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status (or other applicable Form W-8) before receipt of any payment in order to avoid backup withholding.

Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after July 9, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their reasonable discretion, may deem proper at any annual, special or adjourned meeting of the Company’s shareholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders.

Determination of Validity. We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

You may withdraw any tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 7, 2007, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer—Section 3” at any time before the Expiration Date.

If we include any Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain Tax Considerations.

The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, we recommend that you consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. The following discussion may not apply to certain shareholders. For example, the following discussion may not apply to you if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your sale of Shares pursuant to the Offer may be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

A shareholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer—Section 3—Backup Withholding”.

6.	Price Range of Shares; Dividends.

Price Range of Shares; Dividends.

The Shares are listed and principally traded on AMEX under the symbol BRR. The following table sets forth for the periods indicated the high and low sales prices per Share on AMEX as reported in published financial sources:

	High	Low
Fiscal year ended February 28, 2006
First Quarter	4.19	2.67
Second Quarter	3.19	2.33
Third Quarter	2.95	2.22
Fourth Quarter	3.74	2.78
Fiscal year ended February 28, 2007
First Quarter	4.15	3.45
Second Quarter	5.93	3.95
Third Quarter	6.47	4.80
Fourth Quarter	5.97	4.60
Fiscal year ending February 29, 2008
First Quarter	5.26	4.30
Second Quarter (through June 25, 2007)	5.10	4.55

If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

On July 3, 2007, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Shares reported on AMEX was $4.60 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, all remaining shareholders (other than us, holders of the Converted Company Restricted Shares and shareholders properly exercising their dissenters’ rights) will be entitled to receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in AMEX. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in AMEX, the market for the Shares could be adversely affected. According to AMEX’s published guidelines, the Shares would not meet the criteria for continued inclusion in AMEX if, among other things, the number of publicly held Shares were less than 200,000, the total number of public shareholders is less than 300 or the aggregate market value of the publicly held Shares was less than $1,000,000 for more than 90 consecutive days. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on AMEX will be discontinued. In the event the Shares were no longer quoted on AMEX, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders’ meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or AMEX reporting. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon as practicable after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Watsco, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Watsco, the Purchaser, the Information Agent or the Depositary.

General. The Company is a Texas corporation with its principal executive offices located at 3200 Wilcrest Drive, Suite 440, Houston, Texas 77042. The Company’s telephone number is (713) 780-8532. The Company is a wholesale distributor of heating, ventilating, air conditioning and refrigeration equipment and supplies.

Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser and Watsco.

We are a wholly-owned subsidiary of Watsco. We are a Texas corporation incorporated on June 28, 2007, with principal executive offices at 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133. The telephone number of our principal executive offices is (305) 714-4100. To date, we have engaged in no activities other than those incident to our formation and the transactions contemplated by the Merger Agreement.

Watsco was founded in 1947 and is a Florida corporation incorporated on July 14, 1956, with principal executive offices at 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133. The telephone number of Watsco’s principal executive offices is (305) 714-4100.

Watsco is one of the largest distributors of air conditioning, heating and refrigeration equipment and related parts and supplies in the United States.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Watsco and the Purchaser and certain other information are set forth on Annex I hereto.

Except as set forth elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Watsco, the Purchaser and, to Watsco’s and the Purchaser’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Watsco, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Watsco, the Purchaser and, to Watsco’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Watsco, the Purchaser and, to Watsco’s and the Purchaser’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Watsco, the Purchaser, their subsidiaries or, to Watsco’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Watsco, the Purchaser, their subsidiaries or, to Watsco’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Watsco is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Watsco is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Watsco. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer—Section 8”.

10.	Source and Amount of Funds.

We estimate that we will need approximately $117 million to consummate all of the transactions contemplated by the Merger Agreement, including approximately $79 million to purchase shares tendered in the Offer and the Committed Shares, $35 million to repay ACR’s outstanding indebtedness and $3 million to pay all related fees and expenses.

Watsco is considering several sources of funding with its commercial banks, including, for example, an expansion of its existing credit facility, entering into a new credit facility and other alternatives. Watsco reasonably believes that it will obtain this financing prior to the expiration of the Offer.

11.	Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of the Purchaser or Watsco takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Watsco or its affiliates or representatives did not participate.

As part of the continuous evaluation of its businesses and plans, Watsco regularly considers a variety of strategic options and transactions. From time to time, Watsco has considered a variety of potential strategic transactions in the wholesale distribution of air conditioning, heating and refrigeration equipment and related parts and services.

Prior to March 1, 2004, Watsco had occasional contact with the Company to assess interest in a transaction with Watsco.

On March 1, 2004, Watsco and the Company advanced conversations and demonstrated an interest in discussing a transaction between Watsco and the Company.

On April 9, 2004, a member of Watsco’s board of directors met and discussed a transaction with the Company’s management.

On April 13, 2004, Watsco sent the Company a letter indicating a strong interest in a transaction at $2.75 per share of the Company’s outstanding common stock.

On June 4, 2004, Watsco sent the Company a letter in follow up to its April 13, 2004 letter reaffirming its interest at $3.00 per share of the Company’s outstanding common stock.

On August 20, 2004, the Company retained Houlihan Lokey Howard & Zukin as exclusive financial advisor.

On August 30, 2004, Watsco received a confidential information memorandum regarding the Company from Houlihan Lokey Howard & Zukin.

During August 2004 and September 2004, Watsco and the Company continued informal discussions regarding a potential transaction between Watsco and the Company.

On February 9, 2005, one of Watsco’s officers and two of the Company’s officers met and had informal discussions regarding a transaction with the Company.

On June 1, 2005, Watsco and the Company entered into a confidentiality agreement to facilitate the sharing of information with respect to their discussions.

From July 6, 2005 to July 7, 2005, the CEO of Watsco and the CEO of the Company met and had informal discussions regarding a transaction with the Company.

On July 10, 2005, officers of Watsco met with officers of the Company and discussed information in furtherance of a transaction with the Company.

From July 2005 to March 2007, Watsco had occasional contact with the Company on an informal basis.

On March 15, 2007, Watsco contacted the CEO of the Company to express interest in a transaction between Watsco and the Company.

On March 16, 2007, Watsco sent a letter to the Company Board proposing the acquisition of the Company’s outstanding shares of common stock by Watsco for $7.00 per share.

On March 23, 2007, the Company informed Watsco that a meeting of the Company’s Board of Directors had been convened and that the Company had authorized the initiation of due diligence by Watsco.

On March 28, 2007, Watsco and the Company confirmed the use of its previously executed Confidentiality Agreement dated June 1, 2005.

On April 9, 2007, the Company Board authorized the retention of Houlihan Lokey Howard & Zukin to provide investment banking services.

On April 20, 2007, the Company executed agreements with Houlihan Lokey Howard & Zukin for the transaction and fairness opinion.

On April 30, 2007, Watsco retained Grant Thornton to perform due diligence.

On May 25, 2007, Watsco’s board of directors unanimously authorized, subject to the completion of satisfactory due diligence, Watsco’s officers to negotiate, prepare and enter into a merger agreement and to execute such other and further documents in the officers’ discretion as may be necessary or advisable to effectuate and consummate the merger agreement and transactions contemplated therein.

On May 30, 2007, Grant Thornton substantially completed its due diligence procedures and reported its findings to the management of Watsco.

On May 31, 2007, the results of Watsco’s due diligence were discussed with the Company.

On June 7, 2007, a revised price of $6.75 per share was agreed to by the parties.

On June 8, 2007, Watsco’s legal advisor Moore & Van Allen PLLC (“MVA”) delivered a draft of the merger agreement and the sale and support agreement for the transaction to the Company’s legal advisor Fulbright & Jaworski L.L.P. (“F&J”). On or about June 15, 2007, F&J delivered its initial comments to the proposed draft of the merger agreement to MVA.

Between June 9, 2007 and June 30, 2007, MVA, F&J and representatives of the Company and Watsco and their respective advisors negotiated the proposed merger agreement and sale and support agreement.

On July 3, 2007, the Company Board unanimously approved the merger agreement and the consummation of the Offer and the Merger.

Following the close of the market on July 3, 2007, the Company, Watsco and the Purchaser executed the merger agreement and Watsco, the Purchaser and the other signatories to the sale and support agreements executed such agreements.

On July 5, 2007, Watsco and the Company announced the transaction.

12.	Purpose of the Offer; Plans for the Company; Approval of the Merger; Dissenters’ Rights.

Purpose of the Offer; Plans for the Company. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Watsco is entitled as soon as practicable after consummation of the Offer, to seek representation on the Company Board. See “The Offer—Section 13—Transaction Documents—The Merger Agreement—Board of Directors”. In addition, if we accept for payment and pay for at least two-thirds of the then outstanding Shares, including the Committed Shares, we are expected to be merged with and into the Company. Watsco and the Purchaser currently intend, as soon as practicable after consummation of the Offer, and the satisfaction or waiver of certain conditions in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, all remaining shareholders (other than us, holders of Converted Company Shares and holders of Dissenting Shares)

will be entitled to receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, without interest.

Following the Merger, the officers and directors of the Purchaser will be the officers and directors of the Company. Mr. Maresca will continue to serve as an executive officer of the Company and Mr. Alex Trevino has agreed to a consulting arrangement with the Company following the Merger. Mr. Steve Trevino has agreed to a non-competition agreement and will no longer serve as an employee or director of the Company.

Except as described above or elsewhere in this Offer to Purchase, Watsco and the Purchaser have no present plans or proposals that would relate to or result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the location of the Company’s principal place of business, its principal executive office, or a material portion of its business activities, (iv) any change in the present management of the Company or policies of employment, (v) any material change in the Company’s capitalization or dividend policy or indebtedness, (vi) any other material change in the Company’s corporate structure or business, (vii) any material changes in the Company’s present charitable or community contributions or related policies, programs, or practices, or (viii) any material changes in the Company’s present relationship with its suppliers, customers, or the communities in which it operates.

Approval of the Merger. Under the Texas Law, the approval of the Company Board and the affirmative vote of the holders of at least two-thirds of the Shares entitled to vote are required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger following consummation of the Offer. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the “short-form” merger provisions under the Texas Law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement and the approval of the Merger by the affirmative vote of the holders of at least two-thirds of the Shares. If shareholder approval for the Merger is required, Watsco intends to cause the Company Board to set the record date for the shareholder approval for a date as soon as practicable after the consummation of the Offer. Accordingly, if the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least two-thirds of the then outstanding Shares, it will have sufficient voting power to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, without the affirmative vote of any other shareholders of the Company.

Texas Law also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the shareholders of the parent or the subsidiary through a so-called “short form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Company.

Dissenters’ Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders will have certain rights under Articles 5.12 and 5.13 of the Texas Law to dissent and demand the fair value of their Shares (the “Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares, as of the day prior to the date on which the shareholders’ vote was taken approving the Merger or similar business combination (excluding any appreciation or depreciation in value in anticipation of the Merger), required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting shareholders would be entitled to receive payment of a fair rate of interest from 91 days after the date of the shareholders’ vote was taken approving the Merger or similar business combination on the amount determined to be the fair value of their Dissenting Shares. A court determining the fair value of the Dissenting Shares may take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger consideration.

If any holder of Shares who demands payment of fair value under Articles 5.12 and 5.13 of the Texas Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the Texas Law, the Shares of such shareholder will be converted into the right to receive the price per Share paid in the Offer. A shareholder may withdraw his demand for fair value by delivering to us a written withdrawal of his demand for fair value and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Texas Law and is qualified in its entirety by reference to Texas Law.

13.	Transaction Documents.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO filed by Watsco on July 9, 2007 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement. The summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about Watsco or the Company without consideration to the entirety of public disclosure by Watsco or the Company as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Watsco or the Company will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The Offer. The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 15—Conditions of the Offer”.

Merger. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” the Purchaser will be merged with and into the Company, and each then outstanding Share that was eligible to participate in the Offer will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest.

Treatment of Restricted Shares in the Merger. The Merger Agreement provides that as of the effective time of the Merger, 39,750 outstanding restricted shares of Common Stock held by independent directors of the Company immediately prior to the effective time of the Merger will automatically become fully vested and converted into the right to receive an amount equal to the price per Share provided pursuant to the Offer, without interest. In addition, by virtue of the Merger and without any action on the part of the holders thereof except the execution and delivery of documentation or performance of other actions required by Watsco’s 2001 Incentive Compensation Plan, 373,001 outstanding restricted shares of Common Stock held by certain officers and key employees of the Company and its subsidiaries immediately prior to the effective time of the Merger will be converted automatically into a number of restricted shares of Watsco common stock (each, an “Assumed

Restricted Share Award”) on substantially the same terms and conditions as were applicable to the restricted shares prior to such time. The number of shares of Watsco common stock subject to each Assumed Restricted Share Award will be equal to the product of the number of restricted shares of Common Stock to be converted multiplied by the price per Share provided pursuant to the Offer divided by the closing market price of Watsco’s common stock as reported on the New York Stock Exchange on the trading day immediately preceding the effective time of the Merger (rounded down to the nearest whole share).

Board of Directors. The Merger Agreement provides that upon the acceptance for payment of, and payment by the Purchaser for, the number of Shares constituting the Minimum Condition, Watsco will be entitled to designate such number of directors on the Company Board as will give Watsco representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of the Shares so accepted for payment and paid for by the Purchaser plus the number of the Shares otherwise owned by the Purchaser or Watsco bears to (ii) the number of such Shares then outstanding.

Watsco currently intends, promptly after consummation of the Offer, to exercise this right and to designate certain of its executive officers or executive officers of its subsidiaries to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The Company has agreed to take all action necessary to cause Watsco’s designees to be elected or appointed to the Company Board as provided above, including increasing the size of the Company Board or obtaining the resignation of current directors. The Company has also agreed to use take all action necessary to cause Watsco’s designees to be proportionately represented on each committee of the Company Board and each board of directors of each subsidiary of the Company and each committee thereof designated by Watsco. Until Watsco and/or the Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company agrees to use its reasonable best efforts to ensure that all of the members of the Company Board and such committees and boards who are not employees of the Company will remain members of the Company Board and such committees and boards. Subject to applicable law, the Company has agreed promptly to take all action requested by Watsco necessary to effect any such election or appointment, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company will make such mailing with the mailing of the Schedule 14D-9.

Following the election or appointment of Watsco’s designees pursuant to provisions described in the preceding paragraphs until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Watsco shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action hereunder by Watsco or the Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment or change to the “tail” liability insurance for directors and officers—see “Insurance” below.

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected and qualified.

Vote Required to Adopt Merger. The Company Board has approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is adoption of the Merger Agreement and approval of the Merger by the Company’s shareholders, unless the “short-form” merger procedure is available. See “Approval of the Merger” in Section 12.

Pursuant to the Merger Agreement, the Company granted the Purchaser the 90% Top-Up Option, which subject to the limitations described herein, permits but does not require the Purchaser to purchase, at a price per Share equal to the price per Share paid in the Offer, a number of Shares that, when added to the Committed Shares, would constitute at least one share more than 90% of the Shares then outstanding. If Purchaser exercises the 90% Top-Up Option, it would have the ability to effect a “short-form” merger.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) of the following conditions on or prior to the closing date of the Merger: (a) if required by Texas Law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of at least two-thirds of the Shares; (b) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (c) no Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority, nor shall any Governmental Authority have instituted an action or proceeding that remains pending seeking to enjoin, restrain, prevent or prohibit consummation of the Merger, (collectively, “Restraints”) shall be in effect enjoining, challenging, restraining, preventing or prohibiting the consummation of the Merger or making the consummation of the Merger illegal; and (d) Purchaser (or Watsco on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn, provided, however, that this clause (d) shall not be a condition to the obligation of Watsco or Purchaser to consummate the Merger if the failure to satisfy such condition shall arise from Watsco’s or Purchaser’s breach of any provision of the Merger Agreement.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the effective time of the Merger, whether before or after adoption of the Merger Agreement by the shareholders of the Company for any reason provided in paragraphs (a) through (d) below; provided, that if any Shares are accepted for payment pursuant to the Offer, none of Watsco, Purchaser nor the Company may terminate the Merger Agreement or abandon the Merger except pursuant to paragraphs (a) and (b)(ii) and (b)(iii) below:

(a) by the mutual written consent of the Company and Watsco duly authorized by each of their respective Boards of Directors; or

(b) by either of the Company or Watsco, if:

(i) the Offer or shareholder approval for the Merger, if required, has not been consummated or obtained on or before the date that is four months after the date of the Merger Agreement (the “Walk-Away Date-”); provided, however, that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to a party if the failure of the Offer to have been consummated on or before the Walk-Away Date was proximately caused by the failure of such party to perform any of its obligations under the Merger Agreement and provided, further, that Watsco may unilaterally extend, by notice delivered to the Company on or prior to the original Walk-Away Date, the Walk-Away Date for one month after the date above, in which case the Walk-Away Date shall be deemed to be for all purposes to be such date;

(ii) any Restraint (as defined above) having the effect of (A) making acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or (B) enjoins Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or the Company or Watsco from consummating the Merger shall be in effect and shall have become final and nonappealable; or

(iii) the shareholders of the Company shall not have, if required, adopted the Merger Agreement and approved the Merger at the meeting of the shareholder of the Company duly convened therefor or at any adjournment or postponement thereof;

(c) by Watsco, if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in the Merger Agreement or Annex I thereto and (y) cannot be cured by the Company by the Walk-Away Date or, if curable, is not cured within 45 days after the Company receives written notice from Watsco of such breach; or

(ii) a Company Adverse Recommendation Change (as defined below) shall have occurred; or

(d) by the Company, if prior to acceptance for payment of Shares in the Offer, the Company (A) has materially complied with its obligations under Sections 6.1 and 6.3 of the Merger Agreement, (B) has paid the Termination Fee (as defined below) pursuant to Section 8.3(a) of the Merger Agreement and (C) concurrently enters into a definitive Company Acquisition Agreement (as defined below) providing for a Superior Proposal (as defined below) provided that the Company may not terminate the Merger Agreement pursuant to this subsection (d) until at least five business days have passed since the date of the most recent Company Adverse Recommendation Notice.

Nonsolicitation Obligations. Under the terms of the Merger Agreement, the Company has agreed to, and to cause its subsidiaries and its and its subsidiaries’ respective directors, officers and employees and each investment banker, financial advisor, attorney, accountant and each other advisor, agent or representative retained by or acting at the direction of the Company or any of its subsidiaries in connection with the transactions contemplated by the Merger Agreement (collectively, “Representatives”) to, (i) cease any discussions or negotiations with any Person with respect to an Alternative Proposal (as defined below) or that would reasonably be expected to lead to an Alternative Proposal, (ii) request the prompt return or destruction of any confidential information or evaluation material previously provided or furnished to any such Person and (iii) not terminate, waive, amend, modify or fail to enforce any provision of any standstill or confidentiality agreement to which it or any of its subsidiaries is a party. The Merger Agreement provides that the Company shall not, and shall cause its subsidiaries and its and their Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate or otherwise knowingly encourage any Alternative Proposal or any inquiry that constitutes or would reasonably be likely to lead to an Alternative Proposal or (ii) other than to inform such third party of the nonsolicitation provisions of the Merger Agreement, participate in any discussions or negotiations regarding any Alternative Proposal or any inquiry that constitutes or would reasonably be likely to lead to an Alternative Proposal, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any action to knowingly facilitate any proposal that constitutes or would reasonably be expected to lead to any Alternative Proposal, or requires the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or (iii) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement or understanding relating to, or that would reasonably be expected to lead to, any Alternative Proposal. Notwithstanding the foregoing, prior to the acceptance for payment of Shares in the Offer, if the Company Board determines, after consultation with outside counsel, in good faith by resolution duly adopted that an unsolicited written Alternative Proposal received after the date hereof other than in breach of the nonsolicitation provisions of the Merger Agreement constitutes or is reasonably likely to constitute a Superior Proposal (as defined below) and that it is reasonably necessary to take such action to comply with its fiduciary duties to the shareholders of the Company under applicable Law, then the Company, after giving Watsco prompt written notice of such determination (and in any event no later than 24 hours after such determination), may (A) furnish any information with respect to the Company and its subsidiaries to the Person (and its Representatives) making such Alternative Proposal pursuant to a confidentiality agreement not less restrictive of such Person than the confidentiality agreement between the Company and Watsco, provided, that all such information provided or furnished to such Person has been provided or furnished previously to Watsco or is provided or furnished to Watsco concurrently with it being provided or furnished to such Person and (B) participate in discussions and negotiations with such Person (and its Representatives) regarding an Alternative Proposal. The Company has agreed that any violation of the nonsolicitation provisions in the Merger Agreement by any Representative of the Company or any of its subsidiaries shall be deemed a breach of the nonsolicitation provisions in the Merger Agreement by the Company.

In addition to the obligations of the Company described in the preceding paragraph, if the Company receives an Alternative Proposal or request for information or inquiry that relates to or would be reasonably likely to lead to an Alternative Proposal, the Company shall promptly (within 24 hours) provide Watsco with a copy (if in writing) and summary of the material terms and conditions of such Alternative Proposal, request or inquiry and the identity of the Person (and its equity investors, if known by the Company) making such Alternative Proposal, request or inquiry, and shall keep Watsco reasonably informed of the status of any financial or other material modifications to such Alternative Proposal, request or inquiry, including by conveying a copy of all such modifications that are in writing, promptly (within 24 hours) of any of the Company’s officers’, directors’ or financial advisors’ receipt thereof.

Except as expressly permitted by this paragraph, the Company Board or any committee thereof shall not and shall not publicly propose to (i)(A) withdraw or modify, in a manner adverse to Watsco, the Company Board Recommendation (as defined below), (B) recommend to the shareholders of the Company, or approve or adopt, an Alternative Proposal or (C) in the event that any Alternative Proposal is publicly announced or any Person commences a tender offer or exchange offer for any outstanding Shares, fail to issue a press release that reaffirms the Company Board Recommendation and, in the case of a tender offer or exchange offer, recommend against acceptance of such tender offer or exchange offer by the Company shareholders, in each case within 10 business days of such announcement or commencement (for the avoidance of doubt, the taking of no position by the Company Board in respect of the acceptance of any tender offer or exchange offer by its shareholders shall constitute a failure to recommend against any such offer) (any action, publicly proposed action or inaction described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) enter into, approve or authorize the Company or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, or any merger, acquisition, option, joint venture, partnership or similar agreement with respect to any Alternative Proposal (other than a confidentiality agreement, subject to the requirements set forth in Section 6.3(a)) (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing, prior to the acceptance for payment of Shares in the Offer (x) the Company Board may, subject to compliance with the nonsolicitation provisions of the Merger Agreement, withdraw or modify the Company Board Recommendation if the Company Board determines (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to do so to comply with its fiduciary duties to the shareholders of the Company under applicable Law and (y) if the Company Board receives an Alternative Proposal that the Company Board determines, in good faith by resolution duly adopted, constitutes a Superior Proposal, the Company or its subsidiaries may, subject to compliance with the nonsolicitation provisions of the Merger Agreement, enter into a definitive Company Acquisition Agreement with respect to such Superior Proposal and concurrently with entering into such Company Acquisition Agreement terminates the Merger Agreement pursuant to subparagraph (d) in “Termination of Merger Agreement” above. If the Company desires to enter into such a Company Acquisition Agreement with respect to an Alternative Proposal or to make a Company Adverse Recommendation Change, it shall give Watsco written notice (a “Company Adverse Recommendation Notice”) containing a description of the material terms of such Alternative Proposal or any other basis for a Company Adverse Recommendation Change, the most current version of any Company Acquisition Agreement relating to the Superior Proposal, if any, any other information required by the preceding paragraph and, if applicable, advising Watsco that the Company Board has determined that such Alternative Proposal is a Superior Proposal and that the Company Board intends to enter into a Company Acquisition Agreement with respect to such Superior Proposal. The Company may make a Company Adverse Recommendation Change or terminate the Merger Agreement pursuant to subparagraph (d) in “Termination of Merger Agreement” above only (i) if at least five business days have passed since the date of the Company Adverse Recommendation Notice and (ii) if after taking into account any revised proposal that may be made by Watsco since receipt of the Company Adverse Recommendation Notice, the Company Board shall have not changed its determination that such Alternative Proposal is a Superior Proposal (it being understood that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Adverse Recommendation Notice and a new five business day period).

The Merger Agreement defines “Company Board Recommendation” as the Company Board duly and unanimously adopting resolutions (A) declaring that the Merger Agreement and the transactions contemplated by the Merger Agreement, are in the best interests of the Company’s shareholders, (B) approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (C) recommending that the Company’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and approve the Merger.

“Alternative Proposal” means any inquiry, proposal or offer, whether or not conditional, from any Person (other than Watsco and its subsidiaries) relating to any direct or indirect (A) acquisition of assets of the Company and its subsidiaries (including securities of subsidiaries, but excluding sales of assets in the ordinary course of business in compliance with the Merger Agreement) equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 15% or more of the outstanding Company Common Stock, voting power of the Company or any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (E) acquisition by the Company or any of its subsidiaries of any third party in any of the foregoing types of transactions in which the shareholders of such third party immediately prior to the consummation of such transaction will own more than 15% of the outstanding Company Common Stock immediately following such transaction, or (F) without limiting any of the foregoing, any of the foregoing types of transactions involving the acquisition of greater than 49% of the voting equity interests in any Subsidiary or subsidiaries of the Company with assets, revenue or earnings representing 15% or more of the consolidated assets, revenue or earnings of the Company on a consolidated basis.

“Superior Proposal” means a bona fide written proposal or offer to acquire, directly or indirectly, for consideration consisting of cash and/or publicly listed and traded securities, more than two-thirds of the equity securities of the Company or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis, made by a third party, and which is otherwise on terms and conditions which the Company Board determines in its good faith and reasonable judgment and by resolution duly adopted (after consultation with a financial advisor of national reputation and in light of all relevant circumstances, including all the terms and conditions of such proposal and the Merger Agreement and the timing and certainty of consummation) to be more favorable to the Company’s shareholders than the terms set forth in the Merger Agreement or the terms of any other proposal made by Watsco after Watsco’s receipt of a Company Adverse Recommendation Notice, and which the Company Board determines in good faith is reasonably capable of being consummated on the terms so proposed and determines (after receiving the advice of its outside counsel) in good faith by resolution duly adopted that it is reasonably necessary to withdraw or modify the Company Board Recommendation in order to comply with its fiduciary duties to the shareholders of the Company under applicable law, taking into account such matters as the Company Board deems relevant to its decision, including but not limited to, any financing and approval requirements, timing of such consummation and all financial, regulatory, legal and other aspects of such proposal.

The Merger Agreement further provides that nothing in the nonsolicitation provisions shall prohibit the Company or the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the Company Board determines, after consultation with outside counsel, that there is a reasonable likelihood failure to so disclose such position would constitute a violation of applicable Law. In addition, it is understood and agreed that, for purposes of the Merger Agreement, (i) a factually accurate public statement by the Company that merely describes the Company’s receipt of an Alternative Proposal and the operation of the Merger Agreement with respect thereto shall not be deemed a withdrawal or modification, or proposal by the Company Board to withdraw or modify, the Company Board’s recommendation of the Merger Agreement or the transactions contemplated by the Merger Agreement, or an approval or recommendation with respect to such Alternative Proposal and (ii) any “stop, look and listen” communication by the Company Board Directors to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act or any similar communication to the shareholders shall not constitute a Company Adverse Recommendation Change provided that, in no event will the Company, the Company Board or any committee thereof (A) recommend that the shareholders of the Company tender their shares in connection with any such tender or exchange offer (or otherwise approve or recommend any Alternative Proposal) or (B) withdraw or modify the Company Board Recommendation, in each case other than in accordance with the third paragraph of this section.

Fees and Expenses; Termination Fee. Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

If the Merger Agreement is terminated by the Company pursuant to subparagraph (d) in “Termination of Merger Agreement” above, then the Company shall pay to Watsco a termination fee of $5.0 million in cash (the “Termination Fee”), which Termination Fee shall be paid concurrently with such termination, payable by wire transfer of same-day funds.

If the Merger Agreement is terminated by Watsco either pursuant to (i) subsection (c)(i) in “Termination of Merger Agreement” above based on a willful breach by the Company of its representations, warranties, covenants or agreements set forth in the Merger Agreement or (ii) subsection (c)(ii) in “Termination of Merger Agreement” above, the Company shall pay to Watsco the Termination Fee within two business days of such termination, payable by wire transfer of same-day funds; provided, however, that the amount of the Termination Fee due under this paragraph shall be reduced by the amount of Expenses (as defined below), if any, paid to Watsco or Purchaser under the second following paragraph.

If the Merger Agreement is terminated by (i) Watsco pursuant to subsection (b)(i) in “Termination of Merger Agreement” above or (ii) Watsco or the Company pursuant to subsection (b)(iii) in “Termination of Merger Agreement” above and, in the case of either (i) or (ii), (A) after the date of the Merger Agreement but prior to the date of such termination an Alternative Proposal or a request or communication reasonably likely to lead to an Alternative Proposal shall have been made known to the Company (or any director or officer of the Company) or shall have been made directly to its shareholders generally or any Person shall have publicly announced an interest in making or an intention (whether or not conditional) to make an Alternative Proposal and (B) the Company enters into a Company Acquisition Agreement with respect to an Alternative Proposal, or the transaction contemplated by an Alternative Proposal is consummated, within twelve months of the date the Merger Agreement is so terminated, the Company shall pay to Watsco the Termination Fee concurrently with (and as a condition to) the event under clause (B), payable by wire transfer of same-day funds; provided, however, that the amount of the Termination Fee due under this Section paragraph shall be reduced by the amount of Expenses (as defined below), if any, paid to Watsco or Purchaser under the following paragraph.

If the Merger Agreement is terminated by Watsco pursuant to (i) subsection (b)(i), (ii) subsection (b)(ii) (other than due to a Restraint that was issued in connection with Antitrust Law), (iii) subsection (b)(iii) or (iv) subsection (c)(i) in “Termination of Merger Agreement”, the Company shall pay to Watsco all of the Expenses (as defined below) of Watsco and Purchaser within two business days of such termination, payable by wire transfer of same-day funds. Watsco shall not claim a termination and right of payment of the Expenses if it has been paid the Termination Fee. As used herein, “Expenses“ shall mean all reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, consultants and other experts engaged by Watsco or Purchaser) incurred by Watsco or Purchaser in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and any other matters related to the Merger.

Each of the Company and Watsco acknowledged that the agreements contained in the four preceding paragraphs are an integral part of the transactions contemplated by the Merger Agreement. If the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Watsco for all reasonable costs and expenses actually incurred or accrued by Watsco (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of the four preceding paragraphs together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of SunTrust Bank in effect on the date such payment was required to be made. Solely for the purposes of the fourth and fifth paragraphs of this section, the term “Alternative Proposal” shall have the meaning assigned to such term in “Termination of Merger Agreement”, except that all references to “15%” shall be changed to “35%”.

Conduct of Business by the Company. The Merger Agreement provides that except for matters expressly contemplated by the Merger Agreement or required by applicable Law, from the date of the Merger Agreement until the effective time of the Merger, unless Watsco consents (which consent shall not be unreasonably withheld or delayed), the Company will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and use commercially reasonable efforts consistent with past practice to preserve intact its present business organizations, keep available the services of its present executive officers and key employees and preserve its relationships with Persons having significant business dealings with it and take no action which would adversely affect or delay in any material respect the ability of either Watsco or the Company to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated by the Merger Agreement. In addition, and without limiting the generality of the foregoing, except for matters expressly contemplated by the Merger Agreement or required by applicable law from the date of the Merger Agreement to the effective time of the Merger, the Company will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Watsco (which consent shall not be unreasonably withheld or delayed):

(i)(A) issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except pursuant to commitments in effect as of the date hereof; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or (D) adjust, split, combine, subdivide or reclassify any shares of its capital stock or otherwise amend the terms of its capital stock;

(ii) incur any indebtedness for borrowed money or guarantee any such indebtedness, other than changes in indebtedness under the Company’s existing revolving credit agreement incurred in the ordinary course of business;

(iii) sell, lease, dispose of or grant, create or incur any Lien on (x) any Owned Real Property or Leased Real Property or (y) any of its properties or assets with a fair market value in excess of $100,000 in the aggregate, except (A) sales, leases, rentals and licenses of inventory in the ordinary course of business consistent with past practice or (B) transfers among the Company and its wholly owned subsidiaries;

(iv) except with respect to leases or acquisitions of real property, which are intended to be covered in clause (xi) below (it being understood that any business combination transaction with another Person, even if such transaction includes the acquisition of the real property of such Person, shall be covered by this clause (iv) and not by clause (xi)), make any acquisition (including by merger) of another Person or business, including capital stock, or purchase or lease (except for purchases of inventory in the ordinary course of business consistent with past practice) the assets or properties, of any other Person, in each case for consideration that, when taken together with the consideration in all other such transactions not prohibited by this clause (iv), is not in excess of $250,000 in the aggregate;

(v)(A) amend or terminate any Company Plan, fail to make any required contribution to any Company Plan or establish, adopt or enter into any plan, agreement or policy that would be a Company Plan if it were in existence on the date of the Merger Agreement or (B) increase the compensation or other benefits payable or to become payable to any of its current or former directors, officers, or employees, other than (i) as required pursuant to applicable Law or the terms of Contracts in effect on the date of the Merger Agreement and (ii) increases in salaries, wages and benefits of employees other than the Company Senior Executives made in the ordinary course of business consistent with past practice;

(vi) make any changes in financial or Tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(vii) amend the Company Charter Documents;

(viii) amend in a material way or waive any material rights under or enter into a Contract that would be required to be listed in the Company Disclosure Schedules if the value at issue in any such amendment, waiver or entrance (or any group of related amendments, waivers or entrances) exceeds $100,000;

(ix) enter into any transaction that would be required to be reported pursuant to Item 404 of Regulation S-K in a future SEC report;

(x) forgive or make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans or advances in immaterial amounts in the ordinary course of business consistent with past practice or (B) to wholly owned subsidiaries of the Company;

(xi) except for renewals of existing leases, make any lease or acquisition of real property or any commitment for any other capital expenditure in excess of $250,000 in the aggregate (it being understood that (A) the total present value of all future lease payments shall be taken into account for purposes of determining whether the $250,000 basket has been filled and (B) leases, acquisitions and commitments that would be covered by clause (iv) shall not be included in the $250,000 basket in this clause (xi));

(xii) enter into, amend, or extend any collective bargaining or other labor agreement;

(xiii) settle or agree to settle any material suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated by the Merger Agreement) or pay, discharge or satisfy or agree to pay, discharge or satisfy any material claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction of liabilities reflected or reserved against in full in the Financial Statements or incurred in the ordinary course of business consistent with past practice subsequent to February 28, 2007;

(xiv) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xv) unless requested or directed by a Governmental Authority, convene any regular or special meeting (or any adjournment thereof) of the shareholders of the Company other than the meeting of the Company shareholders duly called for the purpose of approving the Merger Agreement; and

(xvi) agree to take any of the foregoing actions in this “Conduct of Business by the Company”.

Pursuant to the Merger Agreement, the Company and Watsco agreed that, during the period from the date of the Merger Agreement until the effective time of the Merger, the Company and Watsco will not, and will not permit any of their respective subsidiaries to, take, or agree or commit to take, any action that could reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order or Restraint (as previously defined) prohibiting or impeding the consummation of the transactions contemplated by the Merger Agreement or (iii) otherwise materially delay the consummation of the transactions contemplated by the Merger Agreement (each, a “Delay“). Without limiting the generality of the foregoing, Watsco agreed that, during the period from the date of the Merger Agreement until the effective time of the Merger, Watsco will not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to result in a Delay.

Insurance. Prior to the Effective time, the Company or Watsco will purchase a director and officer “tail” policy in respect of acts or omissions occurring prior to the effective time of the Merger covering each current or former director or officer of the Company and its subsidiaries currently covered by the Company’s officers’ and directors’ liability insurance policy for six years on terms with respect to coverage and amount at least as, and not materially more, favorable than those of such policy in effect on the date of the Merger Agreement, and with an aggregate premium not to exceed 150% of the amount per annum the Company paid in respect of its last annual policy period.

Reasonable Best Efforts. Subject to the terms and conditions of the Merger Agreement, the Company, Watsco and Purchaser agreed to cooperate with the other parties and use (and to cause their respective subsidiaries to use) their respective reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to closing of the Merger to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using its reasonable efforts to prepare and file promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a foreign, United States or federal Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition; provided that the “reasonable best efforts” of Watsco or Purchaser shall not include acceptance by Watsco or Purchaser of any or all divestitures of any subsidiary or assets of Watsco or Purchaser or any of their Affiliates or acceptance of an agreement to hold any assets of the business of the Company and its subsidiaries separate in any lawsuit or other legal proceeding, whether judicial or administrative and whether required by the FTC, the Antitrust Division or any other applicable U.S. or foreign Governmental Authority in connection with the transactions contemplated by the Merger Agreement or any other agreement contemplated hereby to the extent such action would reasonably be expected to deprive Watsco or Purchaser of a material benefit or benefits of the transactions contemplated by the Merger Agreement.

In furtherance and not in limitation of the foregoing, (i) each of the Company, Watsco and Purchaser agreed use its reasonable best efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this “Reasonable Best Efforts” section necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) the Company and Watsco shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover, “moratorium,” “fair price,” “affiliate transaction” or similar statute or regulation under any applicable Law is or becomes applicable to any of the transactions contemplated by the Merger Agreement and (y) if any state takeover, “moratorium,” “fair price,” “affiliate transaction” or similar statute or regulation under any applicable Law becomes applicable to any of the transactions contemplated by the Merger Agreement, take all action necessary to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such Law on the transactions contemplated by the Merger Agreement.

Each of the Company, Watsco and Purchaser agreed to use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by the Merger Agreement, including any proceeding initiated by a private party and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated by the Merger Agreement. Each party shall have the right to attend conferences and meetings between the other party and regulators concerning the transactions contemplated by the Merger Agreement, unless objection is raised by the Governmental Authority. Notwithstanding anything in the Merger Agreement to the contrary, nothing in the Merger Agreement shall require Watsco or Purchaser to provide to the Company any or any access to non-public information about Watsco and its Affiliates.

In furtherance and not in limitation of the covenants of the parties contained in this “Reasonable Best Efforts” section, each of the Company, Watsco and Purchaser agreed to use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the transactions contemplated by the Merger Agreement. Without limiting any other provision hereof, Watsco and the Company shall each use its reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated by the Merger Agreement, on or before the Walk-Away Date, including by defending through litigation on the merits any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by the Merger Agreement so as to enable the consummation of the transactions contemplated by the Merger Agreement to occur as soon as reasonably possible (and in any event no later than the Walk-Away Date).

The Company agreed to give prompt notice to Watsco, and Watsco agreed to give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by the Merger Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the transactions contemplated by the Merger Agreement, or (iii) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which is likely (A) to cause any representation or warranty of such party contained in the Merger Agreement to be untrue or inaccurate in any material respect if made as of any time at or prior to the effective time of the Merger or (B) to result in any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder; provided, however, that the delivery of any notice pursuant to this paragraph shall not limit or otherwise affect the remedies or conditions to closing the Merger available under the Merger Agreement to the party receiving such notice.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

Sale and Support Agreement

The following is a summary of the Sale and Support Agreement, a form of which has been filed as Exhibit (d)(2) to the Schedule TO filed by Watsco on July 9, 2007, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Sale and Support Agreement.

Prior to entering into the Merger Agreement, Watsco and Purchaser entered into a Sale and Support Agreement (the “Sale and Support Agreement”) with each of Messrs. A. Stephen Trevino, Alex Trevino, Jr., and Anthony R. Maresca, who constitute all of the executive officers of the Company, and certain of their respective affiliates who own shares of the Company (collectively, the “Supporting Shareholders”). Collectively, the Supporting Shareholders beneficially owned as of June 29, 2007, 3,122,819 Shares, representing approximately 26% of the Company’s outstanding Shares as of June 29, 2007 (the “Committed Shares”). The Supporting Shareholders have agreed to sell the Committed Shares to Purchaser for $6.75 per Share following the closing of the Offer.

The Sale and Support Agreement also provides that in the event the Company’s Board of Directors approves a Superior Proposal or a transaction contemplated by an Alternative Proposal is consummated, each Supporting Shareholder shall pay to Parent, within five (5) business days following the receipt of proceeds in connection with such Superior Proposal or Alternative Proposal, as the case may be, an amount in cash, in a manner directed by Parent, equal to 100% of the proceeds received by Shareholder in excess of $6.75 per Share, net of any applicable taxes owed by Shareholder. To the extent the consideration Shareholder receives pursuant to the transactions contemplated by a Superior Proposal or Alternative Proposal, as the case may be, is securities, the value of such securities shall be calculated as follows: (i) in the case of securities for which there is a public trading market, the value shall be the average of the last sales price for such securities on the five (5) trading days immediately preceding the date the applicable Superior Proposal or Alternative Transaction is consummated; or (ii) in the case of securities for which there is no public trading market, the value shall equal that amount which is mutually agreed to by Shareholder and Parent.

Other than with respect to the provisions described in the immediately preceding paragraph, the Sale and Support Agreement will terminate upon the earlier to occur of (i) the Effective Time, (ii) upon the withdrawal of the Offer by Parent in accordance with the terms of the Merger Agreement or (iii) termination of the Merger Agreement in accordance with its terms.

Confidentiality Agreement

On June 1, 2005, the Company and Watsco entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and Watsco agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible business combination between Watsco and the Company. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (d)(3) to the Schedule TO, and is incorporated herein by reference.

14.	Dividends and Distributions.

As discussed in Section 13 above, pursuant to the Merger Agreement, without the prior approval of Watsco or as otherwise contemplated in the Merger Agreement, the Company has agreed not to (i) issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock; (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except pursuant to commitments in effect as of the date of the Merger Agreement; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or (iv) adjust, split, combine, subdivide or reclassify any shares of its capital stock or otherwise amend the terms of its capital stock.

15.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, but subject to compliance with the Merger Agreement, Purchaser (i) shall not be required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, and (iii) may terminate or amend the Offer as to Shares not then paid for, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended pursuant to the Merger Agreement) if: (A) the Minimum Condition shall not have been satisfied; (B) the applicable waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated, or any affirmative approval of a Governmental Authority required shall not have been obtained; or (C) any of the following conditions exists:

(a) there shall be instituted or pending any proceeding by any Governmental Authority, (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Watsco or Purchaser or the consummation of the Offer or the Merger or seeking to obtain material damages in connection therewith, (ii) seeking to restrain or prohibit Watsco’s ownership or operation (or that of its Affiliates) of all or any material portion of the business, assets or products of the Company and its subsidiaries, taken as a whole, or of Watsco and its subsidiaries, taken as a whole, or to compel Watsco or any of its Affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of the Company and its subsidiaries, taken as a whole, or of Watsco and its subsidiaries, taken as a whole, (iii) seeking, directly or indirectly, to impose or confirm material limitations on the ability of Watsco or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Corporation, including the right to vote the Shares or the shares of common stock of the Surviving Corporation acquired or owned by Watsco, Purchaser or any of Watsco’s other Affiliates on all matters properly presented to the Company’s shareholders, (iv) seeking to require divestiture by Watsco, Purchaser or any of Watsco’s other Affiliates of any Shares, or (v) which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer; or

(b) there shall have been any action taken, or any applicable Law shall have been proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act or any requirement for affirmative approval of a Governmental Authority, that, in the good faith judgment of Watsco is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

(c)(i) any of the representations and warranties of the Company contained in Section 4.2 of the Merger Agreement shall not be true in all but de minimis respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all but de minimis respects as of such specified date), (ii) any of the representations and warranties of the Company contained in Sections 4.3 and 4.16 of the Merger Agreement, disregarding any materiality or Company Material Adverse Effect qualifications contained in any such representation or warranty, shall not be true in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all material respects as of such specified date), or (iii) any of the other representations and warranties of the Company contained in the Merger Agreement, disregarding any materiality or Company Material Adverse Effect qualifications contained in any such representation or warranty, shall not be true in all respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all respects as of such specified date); provided that the condition set forth in this paragraph (c)(iii) shall be deemed to have been satisfied unless the individual or aggregate impact of the failure to be true of the representations and warranties of the Company contained in the Merger Agreement would reasonably be expected to have a Company Material Adverse Effect; provided further that in determining whether a Company Material Adverse Effect would result, any inaccuracies in the representations and warranties set forth in Sections 4.3(c)(ii)(y) and 4.3(c)(ii)(z) of the Merger Agreement that would cause an adverse effect otherwise excluded by clause (iii) of the definition of Company Material Adverse Effect shall be taken into account; or

(d) the Company shall have breached or failed to perform in any material respect any of its obligations required to be performed or complied with by it under the Merger Agreement or any covenants contained in the Merger Agreement, including obtaining all regulatory approvals and consents required to consummate the transactions contemplated by the Merger Agreement; or

(e) any change or development shall have occurred following the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(f)(i) a Company Adverse Recommendation Change shall have occurred and not been withdrawn, or (ii) the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by Section 6.3 of the Merger Agreement) relating to any Acquisition Proposal and such announcement shall not have been withdrawn and such letter, memorandum of understanding or Contract shall remain in effect; or

(g) it shall have been publicly disclosed that any Third Party shall have acquired beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only; or

(h) Watsco shall not have received a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in this “Conditions to the Offer” have been satisfied; or

(i) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Watsco and Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Watsco or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Watsco or Purchaser. The failure by Watsco or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The term “Company Material Adverse Effect” means any change, event, development or occurrence that is materially adverse to the Company’s (A) ability of such party to timely consummate the transactions contemplated by the Merger Agreement or (B) results of operations, financial condition or assets of the Company and its subsidiaries taken as a whole, other than changes, events, developments or occurrences arising out of, resulting from or attributable to (i) changes in conditions in the United States or the global economy or the capital or financial or markets generally, including changes in interest or exchange rates, fluctuating commodity prices and unexpected product shortages, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP that, in each case, generally affect industries in which the Company and its subsidiaries conduct business, (iii) the negotiation, announcement, pendency or consummation of the Merger Agreement or the transactions contemplated by the Merger Agreement and the identity of Watsco and its

Affiliates, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, or (iv) earthquakes or other natural disasters (in the case of unexpected product shortages referred to in clause (i) and each of clauses (ii), (iv), other than to the extent any change, event, development or occurrence has had or would reasonably be expected to have a disproportionately adverse effect on the Company and its subsidiaries as generally compared to other participants in the industries in which the Company and its subsidiaries conduct business).

16.	Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust in the United States”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 15”.

Texas Law. In general, Article 13.03 of Texas Law prevents an “affiliated shareholder” (generally, a shareholder owning 20% or more of a corporation’s outstanding voting stock or an affiliate thereof) or an affiliate or associate of the affiliated shareholder from engaging in a “business combination” (defined to include a merger and certain other transactions as described below) with a Texas issuing public corporation for a period of three years following the time on which such shareholder became an affiliated shareholder of the issuing public corporation unless, among other exceptions, before such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such shareholder becoming an affiliated shareholder. On July 3, 2007, the Company Board approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger). Accordingly, Article 13.03 of Texas Law does not apply to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger).

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 15”.

Antitrust in the United States. Under the HSR Act and rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.

We are required to file a Notification and Report Form under the HSR Act, which the Merger Agreement requires us to use our reasonable best efforts to make such filing within ten business days of the date of the Merger Agreement. Currently, we expect to file the Notification and Report Form on Monday, July 9, 2007, or as promptly thereafter as practical. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after Watsco’s form is filed unless early termination of the waiting period is granted. If the 15th day does not fall on a business day, the waiting period extends and will expire at 11:59 p.m., New York City time, on the next business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after our substantial compliance with such request. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. Federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.

17.	Fees and Expenses.

We have retained BNY Mellon Shareowner Services to act as the depositary and information agent in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, facsimile or personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Depositary and Information Agent will each receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. Federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Watsco or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC on July 9, 2007 a Tender Offer Statement on Schedule TO (the “Schedule TO”), together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 9” of this Offer to Purchase.

COCONUT GROVE HOLDINGS, INC.

July 9, 2007

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF WATSCO AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF WATSCO

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Watsco are set forth below. The business address of each director and officer is Watsco, Inc., 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Watsco.

Neither Watsco nor any of the directors and officers of Watsco listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of Watsco are identified by “DO”. Executive officers of Watsco and its subsidiaries are identified by “EO”.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Albert H. Nahmad DO, EO	66	Mr. Nahmad has served as our Chairman of the Board and President since December 1973. Mr. Nahmad is the general partner of Alna Capital Associates, LP, a New York limited partnership, which is a shareholder of Watsco.

Barry S. Logan EO	44	Mr. Logan has served as our Senior Vice President since November 2003 and as Secretary since 1997. Mr. Logan served as Vice President—Finance and Chief Financial Officer from 1997 to October 2003 and as Treasurer from 1996 to 1998.

Ana M. Menendez EO	42	Ms. Menendez has served as our Chief Financial Officer since November 2003, as Treasurer since 1998 and as Assistant Secretary since 1999. Ms. Menendez is a certified public accountant.

Carole J. Poindexter EO	51	Ms. Poindexter has served as President of Baker Distributing Company, LLC, a Watsco subsidiary, since 1999. She served as Executive Vice President from 1996 to 1999, Vice President Finance and Chief Financial Officer from 1984 to 1996, Treasurer from 1981 to 1984 and Controller from 1979 to 1981.

Stephen R. Combs EO	63	Mr. Combs has served as President of Gemaire Distributors, LLC, a Watsco subsidiary, since 2000. He also served as Vice President of Sales and Marketing from 1993 to 1999. Prior to 1993 he held various positions within the air conditioning, heating and refrigeration industry.

Cesar L. Alvarez DO	59	Mr. Alvarez has been a director since 1997. Mr. Alvarez has served as the President and Chief Executive Officer of the international law firm of Greenberg Traurig, P.A. since 1997. Prior to that time, Mr. Alvarez practiced law at Greenberg Traurig, P.A. for over 20 years. Mr. Alvarez also serves as the Chairman of the Board of Directors of Pediatrix Medical Group, Inc., a Director of Atlantis Plastics, Inc. and Chair of the Audit Committee of New River Pharmaceuticals, Inc.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Robert L. Berner III DO	45	Mr. Berner has been a director since 2007. Mr. Berner is a Partner at CVC Capital Partners, an independent investment and advisory company dedicated to private equity. Mr. Berner served previously as Managing Director of Ripplewood Holdings LLC where he oversaw investments in a number of industries since 2001. Mr. Berner served as a Managing Director of Charterhouse Group International, Inc., a private equity firm from January 1997 to 2001. From 1986 until 1997, Mr. Berner held numerous positions with Morgan Stanley. He currently serves on the Board of Directors and the Audit Committee of Shaklee Global Group, Inc., and a number of private companies.

Denise Dickins DO	45	Ms. Dickins has been a director since 2007. Ms. Dickins is an Assistant Professor of Accounting and Auditing for East Carolina University. She was also a professor in various accounting courses at Florida Atlantic University from 2002 to 2006. Prior to that, she was with Arthur Andersen LLP where she served in different capacities from 1983 to 2002, including Partner in Charge of the South Florida Audit Division. Ms. Dickins is a certified public accountant. She currently serves on the Board of Directors and the Audit Committee of TradeStation Group, Inc.

Frederick H. Joseph DO	70	Mr. Joseph has been a director since 2003. Mr. Joseph has been a Managing Director of Morgan Joseph & Co. Inc., an investment banking firm, since 2001. From 1998 to 2001, Mr. Joseph served as Senior Advisor and Managing Director of ING Barings LLC, an investment banking firm. Mr. Joseph serves as a director of American Biltrite Inc. Mr. Joseph is subject to a 1993 consent decree with the SEC that bars him from being chairperson, chief executive officer or president of any broker, dealer, municipal securities dealer, investment adviser or investment company.

Paul F. Manley DO	70	Mr. Manley has been a director since 1984. Mr. Manley served as Executive Director of the law firm of Holland & Knight from 1987 to 1991. From 1982 to 1987, Mr. Manley served as Vice President of Planning at Sensormatic Electronics Corporation. Prior to 1982, Mr. Manley served as the Managing Partner of the Miami office of Arthur Young & Company.

Bob L. Moss DO	59	Mr. Moss has been a director since 1992. Mr. Moss is President of Moss & Associates, Inc., a consulting firm specializing in construction management and development. Mr. Moss previously served as Chairman of the Board and Chief Executive Officer of Centex Construction Group from 2000 to 2002, the largest domestic general building contractor in the nation. From 1986 to December 1999, Mr. Moss served as Chairman of the Board and Chief Executive Officer of Centex-Rooney Construction Company, Inc., one of Florida’s largest contracting organizations.

2

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
George P. Sape DO	62	Mr. Sape has been a director since 2003. Mr. Sape has been the Managing Partner of Epstein Becker and Green, P.C., a New York-based law firm, since 1986. Mr. Sape previously served as Vice President and General Counsel for Organizations Resources Counselors, Inc., a consulting services provider to a number of Fortune 500 companies and has served as counsel or as an advisor to various congressional committees related to labor, education and public welfare. Mr. Sape also serves on the Board of the University of Colorado School of Business.

Gary L. Tapella DO	63	Mr. Tapella has been a director since 2006. Mr. Tapella is an Industrial Partner with Ripplewood Holdings, LLC. From 1991 to 2005, Mr. Tapella served as the Chief Executive Officer and President of Rheem Manufacturing Company (“Rheem”). He was also Rheem’s Chairman of the Board from 2002 to 2005. Mr. Tapella has served in various other capacities, including Chief Operating Officer and Vice President-International, during his 36 years at Rheem. Rheem is one of Watsco’s key equipment suppliers.

3

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Watsco, Inc., 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133. Neither the Purchaser nor any of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of the Purchaser are identified by “DO”. Executive officers of the Purchaser are identified by “EO”.

Barry S. Logan DO, EO	44	Mr. Logan is our President. Mr. Logan has served as Watsco’s Senior Vice President since November 2003 and as Secretary since 1997. Mr. Logan served as Vice President—Finance and Chief Financial Officer of Watsco from 1997 to October 2003 and as Treasurer from 1996 to 1998.

Ana M. Menendez DO, EO	42	Ms. Menendez is our Vice President and Secretary. Ms. Menendez has served as Watsco’s Chief Financial Officer since November 2003, as its Treasurer since 1998 and as its Assistant Secretary since 1999. Ms. Menendez is a certified public accountant.

Carole J. Poindexter DO	51	Ms. Poindexter has served as President of Baker Distributing Company, LLC, a Watsco subsidiary, since 1999. She served as Executive Vice President from 1996 to 1999, Vice President Finance and Chief Financial Officer from 1984 to 1996, Treasurer from 1981 to 1984 and Controller from 1979 to 1981.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail:	By Overnight Courier/Hand:
Reorganization Department	Reorganization Department
PO Box 3301	480 Washington Blvd.
South Hackensack, New Jersey 07606	27th Floor, Attn: Corporate Actions
Jersey City, New Jersey 07310

By Facsimile Transmission

(For Eligible Institutions Only):

(201) 680-4626

Confirm Facsimile Transmission:

(201) 680-4860

Lost Security Telephone Number:

1-800-270-3449

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services

Toll-Free: 1-877-206-7049

Collect: (201) 680-6579